Exhibit 99.5

NICE Enlighten XO Receives 2023 “Disruptive Technology of the Year” Honor
 in Customer Contact Week’s Excellence Awards Competition

Powered by purpose-built AI, NICE Enlighten XO delivers customer experience excellence, honored for its ability to drive superior contact center and CX performance

Hoboken, N.J., August  22, 2023 – NICE (Nasdaq: NICE) announced today that Customer Contact Week Digital (CCW), has named NICE and its AI-powered Enlighten XO solution as its 2023 “Disruptive Technology of the Year” award recipient. The CCW Excellence Awards recognize the most innovative companies and top-performing executives for their extraordinary contributions to the customer contact profession. The mission of the CCW Excellence Awards is to raise the bar for the contact center profession by identifying top practices, superior thinking, creativity, and execution across the full spectrum of contact center functions.

Winning among a field of 15 vendor finalists, NICE Enlighten XO stands apart with its purpose-built AI for digital customer experience (CX). Leveraging its advanced conversational analysis capabilities, Enlighten XO empowers organizations to rethink their entire digital transformations with AI-driven self-service that eliminates the guesswork involved in legacy solutions. Enlighten XO uniquely harnesses the power of an extensive dataset comprising historical voice and digital interactions, enabling AI to more accurately identify and comprehend customer intents, agent tasks, and workflows across all communication channels. This knowledge allows businesses to prioritize automation opportunities and drive superior CX outcomes.

"NICE has clearly disrupted the customer interaction landscape by introducing cutting-edge digital customer experience with AI-infused chatbots and virtual agents that learn directly from the optimal interactions of top-performing human agents,” said Barry Cooper, President, CX Division. “NICE has directed CX innovation and the benefits of AI in a trusted, enterprise-grade manner to empower human-friendly conversations that create exceptional experiences for consumers, employees and executives.”

Recently NICE launched three new Enlighten solutions which are purpose-built for the Customer Service environment. NICE is combining the latest Generative AI technology and CXone’s vast array of CX data to revolutionize the way AI empowers organizations to better engage, predict and take actions to improve consumer experiences. NICE is the first to introduce an enterprise-grade AI for CX, based on domain-specific business cases, with humanized conversations using the highest level of security guardrails ensuring responses are aligned with brand needs and goals. Underlying Enlighten’s solutions is NICE’s CX-specific labelled data and domain-trained models derived from all types of interactions as well as CXone’s leading CX applications and workflows.

To learn how organizations are advancing digital interactions and building effective self-service, please visit our website for videos, demos, and expert articles: www.nice.com/xo.

About CCW Digital
CCW Digital is the global online community and research hub of more than 150,000 customer contact members. With the mission of creating customer contact rockstars, CCW Digital provides the customer contact community with the research, analysis, and network required to optimize their customer contact operations. Representing organizations big and small from all corners of the globe, our members stay up-to-date on the latest tools, techniques, and technologies by accessing our reports, innovative research formats, and various forms of digital media that all complement our industry leading live event series.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.